UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   FORM 11-K

                            ------------------------

(Mark One)

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                   For the fiscal year ended December 31, 2001
                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to ____________ .

                         Commission file number: 0-26483

                       VaxGen, Inc. 401(k) Retirement Plan
                            (Full title of the Plan)

                                  VaxGen, Inc.
          (Name of issuer of the securities held pursuant to the Plan)

          1000 Marina Boulevard, Suite 200, Brisbane, California 94005
              (Address of principal executive offices and zip code)

                       VaxGen, Inc. 401(k) Retirement Plan
                 Financial Statements and Supplement Schedules
                               Table of Contents

                               Item                                   Page No.
Statements of Net Assets Available for Benefits at
     December 31, 2001 and 2000                                              2
Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2001                           3
Notes to Financial Statements                                                4
Signatures                                                                   8
Supplemental Schedule for the Year Ended December 31, 2001:
     Schedule H, Line 4i - Schedule of Assets (Held At End of Year)          9

                       VaxGen, Inc. 401(k) Retirement Plan
                 Statements of Net Assets Available for Benefits

                                                             December 31,
                                                     ---------------------------
                                                        2001              2000
                                                     ----------         --------

Investments, at fair value
     Mutual funds                                    $  988,784         $747,352
     Company stock                                      136,729                0
     Participant loans                                    5,396                0
                                                     ----------         --------
           Total investments                          1,130,909          747,352

Cash                                                        880              834

Contribution receivable:
     Participant                                         21,736           25,610
     Employer                                            42,397                0
Other receivable                                            125                0
                                                     ----------         --------
Net assets available for benefits                    $1,196,047         $773,796
                                                     ==========         ========

                             See accompanying notes.

                       VaxGen, Inc. 401(k) Retirement Plan
            Statement of Changes in Net Assets Available for Benefits

                                                                  Year Ended
                                                               December 31, 2001
                                                               -----------------
ADDITIONS:
Investment income (loss):
     Interest                                                       $       442
     Realized and unrealized loss, net                                 (249,365)
                                                                    -----------
Total investment loss                                                  (248,923)

Contributions:
     Basic                                                              540,473
     Rollover                                                            99,023
     Employer match                                                     259,091
                                                                    -----------
Total contributions                                                     898,587
                                                                    -----------
Total additions                                                         649,664

DEDUCTIONS:
Distributions to participants                                           224,111
Return of excess contributions                                            3,302
                                                                    -----------
Total deductions                                                        227,413
                                                                    -----------
Net increase                                                            442,251

Net assets available for benefits:
           Beginning of year                                            773,796
           End of year                                              $ 1,196,047

                             See accompanying notes.

                       VaxGen, Inc. 401(k) Retirement Plan
                          Notes to Financial Statements

(1) DESCRIPTION OF THE PLAN

General

      The following description of the VaxGen 401(k) Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      The Plan is a defined contribution plan with a 401(k) feature and was established, effective January 1, 1997, by VaxGen for the benefit of its eligible employees. Upon attainment of age 21, eligible employees may invest pre-tax dollars, which are eligible for matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

      Participants may contribute up to 25% of their compensation (as defined in the Plan document) up to a specified maximum of $10,500 in 2001 and 2000. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Administrator.

      Participants who make salary deferral contributions receive a matching contributions each calendar year quarter in accordance with the following formula: an amount equal to 100% of each participant's salary deferral contribution up to 3% of such participant's compensation (as a defined in the Plan document) and 50% of the Participant's salary deferral contribution for the next 2% of compensation. VaxGen may make matching contributions in the form of VaxGen Common Stock or cash. Participants are fully vested in their salary deferral contributions and matching contributions at all times.

Investment Options

      Each participant could direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). Participants may change their investment elections among the Plan investment funds on any business day. A detailed description of these investment fund options is provided in the Plan document.

Participant Accounts

      An account is maintained on behalf of each participant by the Recordkeeper. On each business day, each participant's account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant's account.

Participant Loans

      Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. The loans are secured by the portion of the participant's account from which each respective loan is made. A loan to a participant cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant's vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions as defined in the plan agreement. At December 31, 2001, interest rates on participant loans was 7.30%.

Payment of benefits

      A participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan. Distributions will be made in the form of a lump-sum. Upon death of the participant, the full value of the participant's account will be distributed to the designated beneficiary or to the participant's estate if no beneficiary has been named.

Plan Termination

      Although it has not expressed any intent to do so, VaxGen has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and non-forfeitable. The balances credited to their accounts would remain with the Plan Administrator until they become distributable in accordance with the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

      Investments are stated at fair market value at year-end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year end. Money market funds are valued on the basis of historical cost plus accrued interest that approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value. VaxGen Common Stock is valued at the quoted market price on the last day of the plan year.

      All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

      The Plan provides for investment options in various long-term, index and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(3) INVESTMENTS

      During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                     Net Realized and Unrealized
                                                            Depreciation in
                                                      Fair Value of Investments
                                                     ---------------------------
      Mutual funds                                              $(249,365)

      The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                         December 31,
                                                    ----------------------
                                                       2001         2000
                                                    --------      --------
      Janus Balanced Fund                           $114,813      $ 81,768
      Janus Olympus Fund                             136,932       103,544
      Janus Twenty Fund                              167,925       171,389
      Janus Worldwide Fund                            98,990        74,646
      Flagg Investors Communication Fund              84,000        76,647
      Invesco Health Sciences Fund                    66,049        48,474
      Dreyfus Basic S&P 500 Stock Fund               134,080            --
      Dreyfus Money Market Reserves                   94,189        36,948
      Munder Index 500 Fund                               --       108,140
      VaxGen, Inc. Common Stock                      136,729            --

(4) INCOME TAX STATUS

      The Plan and related trust are intended to be qualified under Sections 401(a) and 501(a) of the Code. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(5) RELATED PARTY TRANSACTIONS

      For the periods ended December 31, 2001 and 2000, the Company paid for the administrative expenses of the Plan. Three executives of VaxGen are Trustees of the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                       VaxGen, Inc. 401(k) Retirement Plan


    Date: June 28, 2002        /s/ DONALD P. FRANCIS
                               Donald P. Francis
                               President and
                               Trustee of the VaxGen, Inc.
                               401(k) Retirement Plan


    Date: June 28, 2002        /s/ CARTER A. LEE
                               Carter A. Lee
                               Senior Vice President, Finance & Administration
                               and Trustee of the VaxGen, Inc.
                               401(k) Retirement Plan

                       VaxGen, Inc. 401(k) Retirement Plan
                           EIN: 94-3236309, Plan #001
         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                                December 31, 2001

                (b)                                          (c)                    (2)        (e)
                                                 Description of investment
                                               including maturity date, rate of
      Identity of issue, borrower,               interest, collateral, par, or                Current
         lessor or similar party                       maturity value                          Value
MUTUAL FUNDS:
   Janus Balanced Fund                                    5,849 shares                     $    114,813
   Janus Olympus Fund                                     4,917 shares                          136,932
   Janus Twenty Fund                                      4,366 shares                          167,925
   Janus Worldwide Fund                                   2,258 shares                           98,990
   Flagg Investors Communication Fund                     4,521 shares                           84,000
   Strong Growth and Income Fund                          2,636 shares                           53,468
   Invesco Health Sciences Fund                           1,304 shares                           66,049
   Dreyfus Basic S&P 500 Stock Fund                       5,610 shares                          134,080
   Dreyfus Short Term Income Fund                         3,222 shares                           38,338
MONEY MARKET FUNDS:
   Dreyfus Money Market Reserves                         94,189 shares                           94,189
COMMON STOCK:
   VaxGen Common Stock *                                 11,787 shares                          136,729
   Participant Loans * (1)                                                                        5,396
                                                                                           ------------
Total Investments                                                                          $  1,130,909

(1)   Matures in 2003 at an interest rate of 7.30%.

(2) Cost information is not provided as all investments are participant directed.

*     Indicates party-in-interest to the Plan.